Filed Pursuant to Rule 433
Registration Statement No. 333-198635
Pricing Term Sheet

OWENS & MINOR, INC.

Pricing Term Sheet

September 11, 2014

3.875% Senior Notes due 2021

4.375% Senior Notes due 2024

Issuer:	Owens & Minor, Inc.
Initial Guarantors:	Owens & Minor Distribution, Inc. and Owens & Minor Medical, Inc.
Ratings (Moody’s / S&P / Fitch)*:	Ba1 (stable) / BBB (stable) / BBB- (stable)
Trade Date:	September 11, 2014
Settlement Date:	September 16, 2014 (T+3)
	2021 Notes	2024 Notes
Principal Amount:	$275,000,000	$275,000,000
Maturity Date:	September 15, 2021	December 15, 2024
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2015	June 15 and December 15, commencing December 15, 2014
Coupon:	3.875%	4.375%
Price to Public:	99.539% of principal amount	99.622% of principal amount
Benchmark Treasury:	2.00% due August 31, 2021	2.375% due August 15, 2024
Benchmark Treasury Price / Yield:	98-16+ / 2.231%	98-14+ / 2.552%
Spread to Benchmark Treasury:	+172 basis points	+187 basis points
Yield to Maturity:	3.951%	4.422%
Optional Redemption:	At any time at a discount rate of Treasury plus 25 basis points	Prior to September 15, 2024 (three months prior to the maturity date), at a discount rate of Treasury plus 30 basis points On or after September 15, 2024, redeemable at par.
Repurchase at the Option of Holders upon a Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the preliminary prospectus supplement), occurs, unless we have previously exercised our optional redemption right, we will be required to offer to repurchase the notes from holders at 101% of principal amount plus accrued and unpaid interest to the date of repurchase

CUSIP / ISIN:	690732AD4 / US690732AD40	690732AE2 / US690732AE23
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill, Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Citigroup Global Markets Inc. PNC Capital Markets LLC
Pro Forma Ratio of Earnings to Fixed Charges	As adjusted on a pro forma basis to give effect to the offering and sale of the notes in this offering and the use of the net proceeds to fund the redemption of Owens & Minor Inc.’s 6.35% Senior Notes due 2016, as if such events occurred on January 1, 2013, our ratio of earnings to fixed charges would have been 3.7x for the six months ended June 30, 2014 and 4.3x for the year ended December 31, 2013. The pro forma year ended December 31, 2013 income from continuing operations before income taxes excludes approximately $15 million in estimated charges associated with the redemption of the 2016 notes.
Conflicts of Interest	Affiliates of each of the underwriters are lenders under our revolving credit facility. In addition, an affiliate of U.S. Bancorp Investments, Inc. will be the trustee, paying agent and security registrar with respect to the notes.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by telephone collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.

This pricing term sheet supplements the preliminary prospectus supplement issued by Owens & Minor, Inc. on September 11, 2014 relating to its prospectus dated September 8, 2014.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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